As filed with the Securities and Exchange Commission on September 4, 2007

Registration No. 333-9358

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

SWISSCOM AG

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SWITZERLAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports made available by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 5, 1998, as amended and restated as of September 11, 2001, as further amended and restated as of ____________, 2007, among Swisscom AG, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 4, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for registered shares, nominal value of CHF 1 each, of Swisscom AG.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, the Company has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Worblaufen, Switzerland, on September 4, 2007.

SWISSCOM AG

By:  /s/ Ueli Dietiker
Name: Ueli Dietiker
Title: Chief Financial Officer

By:  /s/ Rolf Zaugg
Name: Rolf Zaugg
Title: Deputy General Counsel

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Rolf Zaugg, from Lützelflüh, in Spiegel near Berne and Martin Vögeli, from Hägendorf, in Olten, or any one or more of them, his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) and supplements to this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue of these presents.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on September 4, 2007.

/s/ Anton Scherrer

/s/ David Giannini

Name: Anton Scherrer

Name: David Giannini

Chairman

Authorized U.S. Representative

/s/ Fides P. Baldesberger

/s/ Peter Burkhalter

Name: Fides P. Baldesberger

Name: Peter Burkhalter

Director

Chief Accounting Officer

/s/ Hugo Gerber

/s/ Ueli Dietiker

Name: Hugo Gerber

Name: Ueli Dietiker

Director

Chief Financial Officer

/s/ Michel Gobet

/s/ Carsten Schloter

Name: Michel Gobet

Name: Carsten Schloter

Director

Chief Executive Officer

/s/ Torsten G. Kreindl

Name: Torsten G. Kreindl

Director

/s/ Catherine Mühlemann

Name: Catherine Mühlemann

Director

/s/ Felix Rosenberg

Name: Felix Rosenberg

Director

/s/ Richard Roy

Name: Richard Roy

Director

/s/ Othmar Vock

Name: Othmar Vock

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of October 5, 1998, as amended and restated as of September 11, 2001, as further amended and restated as of ____________, 2007, among Swisscom AG, The Bank of New York as Depositary,  as Depositary, and all Owners and holders  from time to time of American Depositary Receipts issued thereunder.